UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  1)*

iCAD, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

44934S206
(CUSIP Number)

Kevin A. McGovern, Esq. c/o Harbert Discovery Fund, LP 2100 Third Avenue North Suite 600 Birmingham, AL 35203 Telephone Number 205-987-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].
________________
*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	44934S206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Discovery Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

994,998

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

994,998

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

994,998

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	44934S206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Discovery Fund GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

994,998

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

994,998

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

994,998

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	44934S206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Fund Advisors, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

994,998

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

994,998

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

994,998

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14.	TYPE OF REPORTING PERSON

IA, CO

CUSIP No.	44934S206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Management Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

994,998

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

994,998

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

994,998

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	44934S206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jack Bryant

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

994,998

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

994,998

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

994,998

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	44934S206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kenan Lucas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

994,998

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

994,998

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

994,998

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	44934S206

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond Harbert

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

994,998

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

994,998

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

994,998

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	44934S206

Item 1.	Security and Issuer.
The name of the issuer is iCAD, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is: 98 Spit Brook Road, Suite 100, Nashua, New Hampshire, United States of America.  This Schedule 13D relates to the Issuer's common stock, $0.01 par value (the "Shares").
Item 2.	Identity and Background.
(a), (f)
This Schedule 13D is being filed jointly by (i) Harbert Discovery Fund, LP, a Delaware limited partnership (the "Fund"), (ii) Harbert Discovery Fund GP, LLC, a Delaware limited liability company (the "Fund GP"), (iii) Harbert Fund Advisors, Inc., an Alabama corporation ("HFA"), (iv) Harbert Management Corporation, an Alabama corporation ("HMC"), (v) Jack Bryant, a United States citizen, (vi) Kenan Lucas, a United States citizen and (vii) Raymond Harbert, a United States citizen (collectively the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.
(c)
Jack Bryant and Kenan Lucas, are directors and co-portfolio managers of the Fund GP, which serves as general partner of the Fund. Raymond Harbert is the controlling shareholder, Chairman and Chief Executive Officer of HMC, an alternative asset investment management firm that is the managing member of the Fund GP. Mr. Harbert also serves as the Chairman, Chief Executive Officer and Director of HFA, an indirect, wholly owned subsidiary of HMC, which provides the Fund with certain operational and administrative services. The principal business of the Fund is purchasing, holding and selling securities for investment purposes.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
Prior to March 2009, HMC was affiliated with the Harbinger Capital Partners Funds ("Harbinger") managed by Philip Falcone. On June 27, 2012, the Securities and Exchange Commission (the "SEC") filed civil fraud charges against Mr. Falcone and Harbinger related to, among other things, their trading in the bonds of a small company known as MAAX Holdings in 2006-2008 that the SEC alleges to have been "manipulative" in violation of Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act"). The SEC also sought to hold HMC derivatively liable as a "control person" under Section 20(A) of the Exchange Act. Section 20(A) is a derivative liability provision that does not prohibit any specified conduct and cannot be independently violated by one's own conduct, but imposes joint and several liability on certain persons who control another to the extent that such "controlled person" is independently liable for its own violations of the securities laws.  Except as set forth in this Item 2(e) none of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.
The funds for the purchase of the Shares by the Fund came from the working capital of the Fund, over which HFA, HMC, the Fund GP, Jack Bryant, Kenan Lucas and Raymond Harbert, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business. The total costs of the Shares directly owned by Harbert Discovery Fund, LP is approximately $4,051,114.81.
Item 4.	Purpose of Transaction.
No change from the Schedule 13D filed with the Securities and Exchange Commission on November 7, 2016.
Item 5.	Interest in Securities of the Issuer.
(a) - (e)
As of the date hereof, HFA, HMC, the Fund GP, the Fund, Jack Bryant, Kenan Lucas and Raymond Harbert may be deemed to be the beneficial owners of 994,998 Shares, constituting 6.1% of the Shares, based upon 16,374,930* shares outstanding as of the date hereof.

HFA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 994,998 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 994,998 Shares.
HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 994,998 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 994,998 Shares.
The Fund GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 994,998 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 994,998 Shares.
The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 994,998 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 994,998 Shares.
Jack Bryant has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 994,998 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 994,998 Shares.
Kenan Lucas has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 994,998 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 994,998 Shares.
Raymond Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 994,998 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 994,998 Shares.
The  transactions  by  the  Reporting  Persons  in  the  securities  of  the  Issuer  during  the  past  sixty  days  are  set  forth  in  Exhibit  B.   All  such transactions were carried out in open market transactions.
*This outstanding Shares figure reflects the number of outstanding Shares at May 10, 2017, as reported in the Issuer's Form 10-Q, filed on May 11, 2017.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not Applicable.
Item 7.	Material to be Filed as Exhibits.
Exhibit A:  Joint Filing Agreement.
Exhibit B:  Schedule of Transactions in Shares.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 15, 2017
(Date)

Harbert Discovery Fund, LP*

By:	Harbert Discovery Fund GP, LLC, its General Partner

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Discovery Fund GP, LLC*

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Fund Advisors, Inc.*

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Management Corporation*

By:	/s/ John McCullough
Executive Vice President and General Counsel

/s/ Jack Bryant*
Jack Bryant

/s/ Kenan Lucas*
Kenan Lucas

/s/ Raymond Harbert*
Raymond Harbert

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment to Schedule 13D, dated June 15, 2017, relating to the Common Stock, $0.01 par value of iCAD, Inc. shall be filed on behalf of the undersigned.
June 15, 2017
(Date)

Harbert Discovery Fund, LP

By:	Harbert Discovery Fund GP, LLC, its General Partner

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Discovery Fund GP, LLC

By:	Harbert Management Corporation, its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Fund Advisors, Inc.

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Management Corporation

By:	/s/ John McCullough
Executive Vice President and General Counsel

/s/ Jack Bryant
Jack Bryant

/s/ Kenan Lucas
Kenan Lucas

/s/ Raymond Harbert
Raymond Harbert

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shared Disposed	Disposed Price Per Share

05/05/2017	Common Stock, $0.01 par value		900	$5.4517
06/06/2017	Common Stock, $0.01 par value	2,129		$4.4700
06/07/2017	Common Stock, $0.01 par value	2,871		$4.4700
06/09/2017	Common Stock, $0.01 par value	20,000		$4.3113
06/13/2017	Common Stock, $0.01 par value	5,000		$4.2878
06/14/2017	Common Stock, $0.01 par value	10,000		4.3000